EXHIBIT 12.1

Federal Home Loan Bank of Seattle

Computation of Ratio of Earnings to Fixed Charges

The following table presents the ratio of the Seattle Bank’s earnings to fixed charges for the five years ended December 31, 2005.

Computation of Earnings to Fixed Charges

	For Years Ended December 31,
	2005	2004	2003	2002	2001
	(dollars in thousands)
Earnings:
Income before assessments and cumulative effect of change in accounting principle	$2,512	$112,591	$195,686	$200,187	$245,674
Fixed charges	1,865,428	1,518,087	1,365,595	1,421,910	1,989,325

Earnings available for fixed charges	$1,867,940	$1,630,678	$1,561,281	$1,622,097	$2,234,999

Fixed charges:
Interest expense on consolidated obligations	$1,822,266	$1,502,956	$1,346,725	$1,390,605	$1,925,378
Interest expense on deposits and other borrowings	41,863	14,387	18,408	30,848	63,547
Interest portion of rental expense*	1,299	764	462	457	400

Fixed charges	$1,865,428	$1,518,087	$1,365,595	$1,421,910	$1,989,325

Ratio of earnings to fixed charges	1.00	1.07	1.14	1.14	1.12

*	The interest portion of rental expense does not include $5.4 million of a one-time write-off of lease abandonment costs.